

RECEIVED

2010 JUN -8 A 8:

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


10015834

SUPPL

Our reference BB/jcd
Date June 1, 2010

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode May 2010 and the Pricing Supplements of May 2010 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank hosts World Cocoa Foundation partnership meeting

RECEIVED
2010 JUN -8 A 8: 23

31-5-2010 | **Food and Agribusiness news**

The cocoa food chain is facing major challenges on the road to sustainability. Growing world demand and stagnating production require the sector to increase both the quality and the volume of production. At the same time the cocoa industry is responding to the increasing demand for sustainable chocolate products from consumers in the western world. The need to improve the living standards of smallholders in the producing countries and making the cocoa food chain more sustainable were high on the agenda at the 17th partnership meeting of the World Cocoa Foundation, hosted mid-May by Rabobank Foundation and Rabobank International in Utrecht.

During the two-day event Rabobank's Maria Castroviejo, Food & Agribusiness Research analyst, presented the latest consumer trends in the chocolate confectionery market. Rabobank research shows that factors like affordability, lifestyle, demographics, health and indulgence are playing a vital role in consumer demand. Although chocolate is still seen as an indulgence, consumers are increasingly looking for value for money. They are prepared to pay a premium for high quality products, but not for basic consumption.

Sustainability

Consumer demand for chocolate is not the only factor at play. Several speakers stressed that the cocoa industry is at a crossroads, with producers, governments, NGOs and consumers recognising the importance of sustainability throughout the chain. While sustainability offers many opportunities, it also raises new issues. For instance certification of cocoa farmers. Certification could improve regulation of cocoa production and make it more sustainable, but could also prove expensive and time consuming for the farmers. Many experts see it as just one of the options for improvements rather than the silver bullet to sustainability.

Financing the sector

Access to finance is crucial for the stability of the sector. According to Rabobank's global head of Trade & Commodity Finance, Diane Boogaard, the smallholders who mainly produce cocoa have little or no access to formal bank credit to meet their short-term funding requirements. Other structural issues in the cocoa industry mean that financial institutions are still reluctant to offer products and services to cover mid- and long-term financing needs.

Although pre-export finance is available to cooperatives from traders and some local banks, high interest rates and poor access to other types of funding pose problems for many players in the cocoa sector. At present many banks do not understand the cocoa business well enough to finance the sector and may not have the right products in place for the risks involved.

According to the Rabobank Food and Agribusiness researchers, cocoa farmers need to be organised in strong, economically viable cooperatives with capitalisation structures

in place. And local banks need assistance programmes that develop products that better serve the agricultural sector.

Food & Agribusiness Research and Advisory (FAR) is Rabobank's global F&A knowledge provider. FAR comprises a global team of analysts that continuously accumulates knowledge in major F&A sectors, issues and trends.

Rabobank maps growth in global beer industry

28-5-2010 | Food and Agribusiness news

Rabobank launched a new World Beer and Malt Map at the Canadean International Beer Strategy conference in Amsterdam on May 26 and 27. The map shows trade flows in beer, malting barley and malt around the world, and the regional trends in beer consumption and malting barley production.


World Beer Map

Asia Pacific accounted for over half of the growth in beer consumption since the last map was published in 2003. Eastern Europe and Latin America also showed strong growth, as did Africa, despite starting from a lower base. Beer consumption was virtually flat in the more mature markets of Australasia and North America, and even showed a small decline in western Europe.

The major production areas of barley have not changed significantly since 2003 as they are largely determined by climate. Russia is now self sufficient, after increasing malt and malting barley production. China has turned into a malt exporter, by raising its malting capacity and feeding this with malting barley imports from Australia, Canada and Europe. Brazil is focusing on beer production, importing both malting barley and malt from its neighbours Argentina and Uruguay, and from Europe.

Rabobank produced the World Beer and Malt Map in collaboration with beverage industry information specialist Canadean. If you are a Rabobank client, contact your relationship manager for a copy of the World Beer and Malt Map.

. Economic Research: Western Europe May update

14-5-2010 | **Press Releases**

The 5 biggest eurozone economies are struggling to resume convincing economic growth and regain consumer confidence. Germany's labour market is improving, but people are still cautious on spending. In France consumer confidence continues to fall as government support for the private sector fades. Despite high unemployment rates, Spain looks set for growth again, driven in part by strong private consumption. Italian and Dutch consumers are still gloomy, but exports could help both economies back to growth.

Germany – Consumers pulled by opposing forces
GDP growth may slightly disappoint in 10Q1 owing to harsh winter conditions. Having said that, many factors – milder weather condi¬tions, depreciation of the euro, recovery of world trade - point to a pickup in activity in 10Q2. It is still difficult to forecast the contribution of private consumption to GDP growth as consumers will face lower disposable incomes going forward even if they are more likely to keep their jobs.

France – Rise or fall?
The French economy resembles a bird that is learning to fly. The government has given it a strong boost but as the upward force wears off, the private sector has to spread its wings to remain afloat. At the moment France is at the weightless stage between rising and falling. The big question: is the private sector strong enough to prevent a relapse?

Italy – Forza Italia?
There's no guarantee that the Italian economy will avoid a slide back into recession. But it's looking more certain that the composition of growth will shift towards exports and that the drag from investment will taper off. Consumer spending is still having little impact on growth.

Spain – Consumer loosens purse strings
After 6 consecutive quarters of contraction, the Spanish economy may well post GDP growth in the first quarter of 2010. Growth is being driven by strong private consumption, stimulated by higher anticipated prices due to the end of the car scrappage scheme and the upcoming VAT hike. Despite the possible end of recession, employment continued to fall in the first quarter of the year.

The Netherlands – Mixed messages
The Dutch economy has been sending mixed messages. On the one hand, confidence among producers rose further, as did the volume of exports and industrial production. The labour market showed the first cautious signs of stabilisation. On the other hand consumers were considerably gloomier about the future economic and financial situation and kept a firm grip on their wallets.

The Rabobank Economic Research Department follows, analyses and predicts financial and economic developments in the Netherlands and around the world.

Traditional role of banks could change under Basel III

11-5-2010 | Economic news

A report from Rabobank's Economic Research Department argues that proposed capital and liquidity requirements for internationally operating banks will have a major impact on the banking sector, could restrict the credit supply and hamper economic growth.

Under the Basel III requirements, banks will have to hold more and higher quality liquid assets as a buffer for the short-term. They will also have to finance these assets with more stable and long-term funding. The Rabobank economists claim that the new requirements will affect the traditional role of the banks, that is transforming customer's savings into loans.

When the financial markets were confronted with a shortage of liquidity in August 2007, Central Banks around the world were forced to intervene to prevent the money markets grinding to a halt. As a result the Basel Committee came up with specific proposals for international harmonisation of liquidity requirements and oversight. The consultation period on these requirements ended in April 2010.

The final requirements are expected by the end of this year, with implementation late 2012. The Rabobank report argues that it's crucial to get the timing and implementation right. Otherwise the requirements could restrict the credit supply from banks and lower economic growth.

Giro d'Italia starts in Amsterdam

6-5-2010 | Other news

The Giro d'Italia road cycling battle starts 8 May in Amsterdam and finishes over 3,000 kilometres further in Verona, Italy on 30 May 2010.

On day 1 Amsterdam's streets will play host to over 20 professional cycling teams. A short city route takes them on a tour from the Van Gogh Museum to the Rijksmuseum. On Day 2 the climbing specialists get some gentle practice on Holland's hills. Six hundred Rabobank clients and thousands of cycling fans are expected at the finishing line at the bank's Utrecht office.

From 9 May the Rabobank pro-cycling team will sport special shirts for the rest of the Giro. Their standard orange, white and blue kit will also carry the Italian flag and the logo of Right to Play, a charity which Rabobank has supported for many years. The shirts will be auctioned online with all proceeds going to the charity.

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2228A
TRANCHE NO: 1
GBP 50,000,000 Floating Rate Notes 2010 due March 2011 (the "Notes")

Issue Price: 100 per cent.

Deutsche Bank AG, London Branch

The date of these Final Terms is 28 May 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2228A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4	Aggregate Nominal Amount:		
	(i)	Series:	GBP 50,000,000
	(ii)	Tranche:	GBP 50,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	2 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	Specified Interest Payment Date falling in or nearest to 2 March 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3 month GBP LIBOR BBA -0.06 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Quarterly on 2 September 2010, 2 December 2010 and the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s)(Condition 1(a)):	London and TARGET

(v)	Manner in which the Rate(s) of Interest is / are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Deutsche Bank AG, London Branch
(viii)	Screen Rate Determination (condition 1(a)):	Applicable
	- Reference Rate:	3 month GBP LIBOR BBA
	- Interest Determination Date:	The first day of each Interest Period
	- Relevant Screen Page:	Reuters page LIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	-0.06 per cent.
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed), adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of Each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable

27 **Early Redemption Amount**

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7*(j)* or (c), for taxation reasons (Condition 7*(c)*), or (d) in the case of Equity Linked redemption Notes, following certain corporate events in accordance with Condition 7*(g)* or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7*(h)*) of (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7*(i)*):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the

day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Deutsche Bank AG, London Branch Winchester House 23 Great Winchester Street London EC2N 2DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.160000, producing a sum of (for Notes not denominated in Euro):	EUR 58,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 2 June 2010
(iii)	Estimate of total expenses related to admission to trading:	EUR 815

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Securities are intended upon issue to be deposited with (i) one of the ICSDs as common safekeeper or (ii) Clearstream Banking AG, Frankfurt, and does not necessarily mean that the Securities will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	ISIN Code:	XS0513985480
(iii)	Common Code:	051398548
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Deutsche Bank AG, London Branch Global Markets Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

5 General **Not Applicable**

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2226A
TRANCHE NO: 1
SGD 90,000,000 Fixed Rate Notes 2010 due 1 June 2011 (the 'Notes')

Issue Price: 100.00 per cent.

BNP Paribas

The date of these Final Terms is 27 May 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2226A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Singapore Dollar ("SGD")
4	Aggregate nominal amount:		
	(i)	Series:	SGD 90,000,000
	(ii)	Tranche:	SGD 90,000,000
5	Issue Price:		100.00 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	SGD 250,000
	(ii)	Calculation Amount:	SGD 250,000
7	(i)	Issue Date:	1 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		1 June 2011
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		1.00 per cent. Fixed Rate *(further particulars specified below)*
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable

15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	1.00 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	1 December 2010 and the Maturity Date.
	(iii)	Fixed Coupon Amount:	SGD 1,250
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/365 (Fixed) adjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		SGD 250,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per	As set out in the Conditions

Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Singapore and TARGET

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/ Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer		BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom
38	Applicable TEFRA exemption:		Not Applicable

39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.571429,producing a sum of (for Notes not denominated in Euro):	EUR 51,428,610
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and admit to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Notes of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 715

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0513347012
(iii)	Common Code:	051334701
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

6 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2222A
TRANCHE NO: 1
USD 10,000,000 Callable Zero Coupon Notes 2010 due 28 May 2040 (the "Notes")

Issue Price: 100.00 per cent.

HSBC

The date of these Final Terms is 26 May 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the "Offering Circular") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2222A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("USD")
4	Aggregate nominal amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100.00 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	28 May 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 May 2040
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:		The Final Redemption Amount shall be determined as provided below.
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(*b*)):	5.78 per cent. per annum
	(ii)	Day Count Fraction (Condition 1(*a*)):	30/360 (unadjusted)
	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	As specified below
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	For each Optional Redemption Date, the Optional Redemption Amount per Calculation Amount shall be an amount specified below calculated by multiplying the Calculation Amount by the Redemption Price.

Optional Redemption Dates:	Optional Redemption Amount (in USD):	Redemption Price (per cent.):
28 May 2011	10,578,000.00	105.7800000
28 May 2016	14,009,459.37	140.0945937
28 May 2021	18,554,069.95	185.5406995
28 May 2026	24,572,933.36	245.7293336
28 May 2031	32,544,291.13	325.4429113
28 May 2036	43,101,524.34	431.0152434

	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date, for which Business Days are London and New York
23	**Put Option**		Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	USD 53,964,341.32
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*))	London and New York

	or other special provisions relating to payment dates:	
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	HSBC Bank plc 8 Canada Square London E15 5HQ United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into	EUR 8,125,000

	Euro at the rate of 0.812500, producing a sum of (for Notes not denominated in Euro):	
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 28 May 2010
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0511331455
(iii)	Common Code:	051133145
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment

(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent:	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

6 General

Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2224A
TRANCHE NO: 1
NOK 1,000,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 (the "Notes")

Issue Price: 100.7125 per cent.
in respect of
NOK 500,000,000 Aggregate Nominal Amount
(the "**Original Notes**")

Issue Price: 100.775 per cent.
in respect of
NOK 500,000,000 Aggregate Nominal Amount
(the "**Increase Notes**)

Rabobank International
TD Securities
Daiwa Capital Markets Europe
Danske Bank
Deutsche Bank
RBC Capital Markets
Zurich Cantonalbank
Bank Vontobel AG Zurich
Dexia Capital Markets
BNP Paribas Fortis
ING Commercial Banking
KBC International Group
The Royal Bank of Scotland

The date of these Final Terms is 26 May 2010.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2224A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate nominal amount:		
	(i)	Series:	NOK 1,000,000,000
	(ii)	Tranche:	NOK 1,000,000,000
5	Issue Price:		100.7125 per cent. in respect of the Original Notes 100.775 per cent. in respect of the Increase Notes
6	(i)	Specified Denominations:	NOK 10,000 and integral multiples thereof
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	1 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		15 August 2013

9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 August in each year, commencing with a long first coupon payable on 15 August 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	NOK 300 per Calculation Amount
	(iv)	Broken Amount:	NOK 361.64 per Calculation Amount in respect of the period from and including 1 June 2010 to but excluding 15 August 2011
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA; unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	15 August in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes (Refer Condition 10(a))

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL

United Kingdom

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB
United Kingdom

Daiwa Capital Markets Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

Danske Bank A/S
Holmens Kanal 2-12
DK – 1092 Copenhagen K
Denmark

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

Zurich Cantonalbank
Bahnhofstrasse 9
CH-8001 Zurich
Switzerland

Bank Vontobel AG Zurich
Gotthardstrasse 43
8022 Zurich
Switzerland

Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital
Markets
69, route d'Esch
L-2953 Luxembourg
Fortis Bank NV/SA
Montagne du Parc 3
B-1000 Brussels
Belgium

ING Belgium SA/NV
Avenue Marnix 24
B-1000 Brussels
Belgium

KBC Bank NV
Havenlaan 12

		GKD/8742 B-1080 Brussels Belgium **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom
	(ii) Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii) Managers' Commission:	1.1875 per cent. selling concession 0.1875 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Issuer has not sought the approval of the Ministry of Finance of the Kingdom of Norway for the Notes to be publicly tradeable in Norway nor has it sought the approval of the Norwegian National Bank for the introduction of the Notes onto the Norwegian market. No offering material in relation to the Notes has therefore been, or will be, approved by the Oslo Stock Exchange. Accordingly, each Manager will be required to represent and agree that it has not offered or sold and will not offer or sell any Notes directly or indirectly in the Kingdom of Norway or to residents or citizens of the Kingdom of Norway and that it has not distributed and will not distribute the Offering Circular or any other offering material relating to the Notes in or from the Kingdom of Norway.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.129282, producing a sum of (for	Euro 129,282,000

Notes not denominated in Euro):

43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 1 June 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,645

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	NOK 993,562,500
(iii)	Estimated total expenses:	NOK 13,875,000 (comprising a combined management, selling and underwriting commission of NOK 13,750,000 and Managers' expenses of NOK 125,000).

6 Yield	2.761 per cent. per annum in respect of the Original Notes and 2.741 per cent. per annum in respect of the Increase Notes.
Indication of yield:	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0512076885
(iii)	Common Code:	051207688
(iv)	German WKN-code:	A1AXMY
(v)	Private Placement number:	Not Applicable
(vi)	Valoren:	CH11339742
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

8 General

(i)	Time period during which the offer is open:	From and including 26 May 2010 to 30 days from 1 June 2010, provided that the offer period: (i) in Austria will not commence until the filing required by the competent authority of Austria has been duly made; and (ii) in Germany will not commence until the Final Terms have been published in accordance with Article 14 of the Prospectus Directive.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2227A
TRANCHE NO: 1
GBP 100,000,000 Floating Rate Notes 2010 due 28 May 2011 (the "Notes")

Issue Price: 100 per cent.

Deutsche Bank AG, London Branch

The date of these Final Terms is 26 May 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2227A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 100,000,000
	(ii)	Tranche:	GBP 100,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	28 May 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	Specified Interest Payment Date falling in or nearest to 28 May 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3 month GBP-LIBOR-BBA + 0.03 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Quarterly on 28 August 2010, 28 November 2010, 28 February 2011 and the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s)(Condition 1(a)):	London and TARGET

(v)	Manner in which the Rate(s) of Interest is / are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Deutsche Bank AG, London Branch
(viii)	Screen Rate Determination (condition 1(a)):	Applicable
	- Reference Rate:	3 month GBP LIBOR BBA
	- Interest Determination Date:	The first day of each Interest Period
	- Relevant Screen Page:	Reuters page LIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.03 per cent.
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed), adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of Each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable

27 Early Redemption Amount

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7*(j)* or (c), for taxation reasons (Condition 7*(c)*), or (d) in the case of Equity Linked redemption Notes, following certain corporate events in accordance with Condition 7*(g)* or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7*(h)*) of (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7*(i)*):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the

day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Deutsche Bank AG, London Branch Winchester House 23 Great Winchester Street London EC2N 2DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.160000 , producing a sum of (for Notes not denominated in Euro):	EUR 116,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 28 May 2010
(iii)	Estimate of total expenses related to admission to trading:	EUR 895

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has been requested to provide the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0513669480
(iii)	Common Code:	051366948
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Deutsche Bank AG, London Branch Global Markets Winchester House 1 Great Winchester Street London EC2N 2DB

6 General

Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2221A
TRANCHE NO: 1
USD 50,000,000 Floating Rate Notes 2010 due 24 May 2011 (the "Notes")

Issue Price: 100 per cent.
Rabobank International

The date of these Final Terms is 21 May 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
(i)	Series Number:	2221A
(ii)	Tranche Number:	1
Specified Currency or Currencies:		U.S. Dollar ("**USD**")
Aggregate nominal amount:		
(i)	Series:	USD 50,000,000
(ii)	Tranche:	USD 50,000,000
Issue Price:		100 per cent. of the aggregate nominal amount
(i)	Specified Denominations:	USD 100,000
(ii)	Calculation Amount:	USD 100,000
(i)	Issue Date:	24 May 2010
(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
Maturity Date:		24 May 2011
Domestic Note (if Domestic Note, there will be no gross-up		No

for withholding tax):		
Interest Basis:		1 month USD-LIBOR + 0.05 per cent. Floating Rate further particulars specified below
Redemption/Payment Basis:		Redemption at par
Change of Interest or Redemption/ Payment Basis:		Not Applicable
Put/Call Options:		Not Applicable
(i)	Status of the Notes:	Senior
(ii)	Date approval for issuance of Notes obtained:	Not Applicable
Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

Fixed Rate Note Provisions		Not Applicable
Floating Rate Note Provisions		Applicable
(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
(ii)	Specified Interest Payment Dates:	24th of each month from (and including) 24 June 2010 to (and including) the Maturity Date
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(*a*)):	New York and London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)
(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable
(ix)	ISDA Determination (Condition 1(*a*)):	Applicable
	– Floating Rate Option:	USD-LIBOR-BBA

–	Designated Maturity:	1 month
–	*Reset Date:*	The first Business Day of each Interest Period
–	ISDA Definitions *(if different from those set out in the Conditions):*	Applicable
(x)	Margin(s):	+0.05 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Act/360
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the *Conditions:*	Not Applicable

Zero Coupon Note Provisions	Not Applicable
Index Linked Interest Note Provisions	Not Applicable
Equity Linked Interest Note Provisions	Not Applicable
Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

Call Option	Not Applicable
Put Option	Not Applicable
Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note	USD 100,000 per Calculation Amount
Final Redemption Amount (Index Linked Redemption Notes) of each Note	Not Applicable
Final Redemption Amount (Equity Linked Redemption Notes) of each	Not Applicable

Note

Early Redemption Amount

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

Form of Notes	Bearer Notes
	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
New Global Notes:	Yes

Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Not Applicable
Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
Redenomination, renominalisation and reconventioning provisions	Not Applicable
Consolidation provisions:	Not Applicable
Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

(i)	If syndicated, names and addresses of Managers:	Not Applicable
(ii)	Stabilising Manager(s) (if any):	Not Applicable
(iii)	Managers'/Dealer's Commission:	Not Applicable

If non-syndicated, name and address of Dealer	*Coöperatieve Centrale Raiffeisen-Boerenleenbank* B.A. (trading as Rabobank International), Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
Applicable TEFRA exemption:	D Rules
Additional selling restrictions:	Applicable **Jordan:** The Dealer has represented, warranted and agreed that the Notes have not been and will not be offered, sold or promoted or advertised by it in Jordan other than in compliance with the Provisional Securities Law No. 76 of the Year 2002, as amended, and the regulations issued pursuant to it governing the issue, offering and sale of securities. In particular, the Dealer has agreed that the notes will be offered in Jordan on a cross border basis, based on one-on-one contacts to no more than an aggregate of thirty potential investors and accordingly the Notes will not be registered with the Jordanian Securities Commission and a local prospectus will not be prepared.
Subscription period:	Not Applicable

GENERAL

Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.812500, producing a sum of (for Notes not denominated in Euro):	EUR 40,625,000
In the case of Notes listed on Euronext Amsterdam:	Applicable
(i) Numbering and letters:	Not Applicable

(ii)	Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: K.J.W. NAPHANSEN

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext, Amsterdam with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 850

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided - each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which	Yes

	would allow Eurosystem eligibility:	Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper, and registered in the name of a nominee of one of the ICSDs acting as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	ISIN:	XS0511725078
(iii)	Common Code:	051172507
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)

General Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2225A
TRANCHE NO: 1
EUR 70,000,000 Floating Rate Notes 2010 due 25 November 2011 (the "Notes")

Issue Price: 100 per cent.

Goldman Sachs International

The date of these Final Terms is 21 May 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2225A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 70,000,000
	(ii)	Tranche:	EUR 70,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(i)	Issue Date:	25 May 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to November 2011

9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3 month EUR-EURIBOR-Reuters + 0.10 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior Unsecured
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Interest Periods shall be each of (i) the period from and including May 25, 2010 to but excluding August 25, 2010, and (ii) each successive period from and including a Specified Interest Payment Date to but excluding the next following Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	Quarterly, on each May 25, August 25, November 25 and February 25, commencing on August 25, 2010 and ending on the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET Business Day
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and	Calculation Agent

	Interest Amount(s):	
(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable
(ix)	ISDA Determination (Condition 1(*a*)):	Applicable
	– Floating Rate Option:	EUR-EURIBOR-Reuters
	– Designated Maturity:	3 months
	– Reset Date:	The first day of each Interest Period
	– ISDA Definitions *(if different from those set out in the Conditions):*	Not Applicable
(x)	Margin(s):	+ 0.10 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360, Adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable

26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	Not Applicable
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note.

	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET Business Day
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

	(iii) Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer	Goldman Sachs International Peterborough Court, 133 Fleet Street, London EC4 2BB
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 25 May 2010
(iii)	Estimate of total expenses related to admission to trading:	EUR 815

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Historic interest rates

Details of historic EUR-EURIBOR-Reuters rates can be obtained.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0513069533
(iii)	Common Code:	051306953
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than	Not Applicable

	Euroclear and Clearstream, Luxembourg and the relevant number(s):	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4 2BB

6 General — Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2216A
TRANCHE NO: 1
U.S. $30,000,000 Callable RMS Range Accrual Notes 2010 due 20 May 2020 (the "Notes")

Issue Price: 100 per cent.

Credit Suisse Securities (Europe) Ltd

The date of these Final Terms is 18 May 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	2216A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States Dollar ("U.S.$")
4	Aggregate nominal amount:	
	(i) Series:	U.S.$ 30,000,000
	(ii) Tranche:	U.S.$ 30,000,000
5	Issue Price:	100 per cent. of the aggregate nominal amount
6	(i) Specified Denominations:	U.S.$ 1,000,000
	(ii) Calculation Amount:	U.S.$ 1,000,000
7	(i) Issue Date:	20 May 2010
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	20 May 2020
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE		
16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable

	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	20 February, 20 May, 20 August and 20 November in each calendar year from, and including, 20 August 2010 to, and including the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	London and New York City
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest for each Interest Period, in respect of each Note, shall be the per annum rate (expressed as a percentage) as the product of: (i) the Per Annum Rate in respect of such Interest Period; multiplied by (ii) the Relevant Fraction in respect of such Interest Period. The following terms shall have the following meanings: "**Per Annum Rate**" means 5.13 per cent. (5.13%) per annum in respect of each Interest Period from, and including, the Issue Date to, but excluding the Interest Period commencing on 20 May 2011; and 7.00 per cent. (7.00%) per annum in respect of each Interest Period from, and including, 20 May 2011 to, and including the final Interest Period. "**Reference Banks**" means five leading swap dealers in the New York City interbank market. "**Reference Rate**" means, in respect of a day and each Interest Period: (i) commencing on, or after, 20 May 2010 and ending prior to (or on but excluding) 20 May 2011, the USD 10 year CMS Rate, where the "**USD 10 year CMS Rate**" means, in respect of such day, a rate determined in accordance with the definition of "USD-ISDA-Swap Rate", where the Fixing Day (as defined in "USD-ISDA-Swap Rate" below) is such day, and the Designated Maturity is ten years; (ii) commencing on, or after, 20 May 2011 and ending prior to (or on but excluding) 20 May 2012, the USD 9 year CMS Rate, where the "**USD 9 year CMS Rate**" means, in respect of such day, a rate determined in accordance with the definition of "USD-ISDA-Swap Rate", where the Fixing Day (as defined in "USD-ISDA-

		Swap Rate" below) is such day, and the Designated Maturity is nine years; (iii) commencing on, or after, 20 May 2012 and ending prior to (or on but excluding) 20 May 2013, the USD 8 year CMS Rate, where the "**USD 8 year CMS Rate**" means, in respect of such day, a rate determined in accordance with the definition of "USD-ISDA-Swap Rate", where the Fixing Day (as defined in "USD-ISDA-Swap Rate" below) is such day, and the Designated Maturity is eight years; (iv) commencing on, or after, 20 May 2013 and ending prior to (or on but excluding) 20 May 2014, the USD 7 year CMS Rate, where the "**USD 7 year CMS Rate**" means, in respect of such day, a rate determined in accordance with the definition of "USD-ISDA-Swap Rate", where the Fixing Day (as defined in "USD-ISDA-Swap Rate" below) is such day, and the Designated Maturity is seven years; (v) commencing on, or after, 20 May 2014 and ending prior to (or on but excluding) 20 May 2015, the USD 6 year CMS Rate, where the "**USD 6 year CMS Rate**" means, in respect of such day, a rate determined in accordance with the definition of "USD-ISDA-Swap Rate", where the Fixing Day (as defined in "USD-ISDA-Swap Rate" below) is such day, and the Designated Maturity is six years; (vi) commencing on, or after, 20 May 2015 and ending prior to (or on but excluding) 20 May 2016, the USD 5 year CMS Rate, where the "**USD 5 year CMS Rate**" means, in respect of such day, a rate determined in accordance with the definition of "USD-ISDA-Swap Rate", where the Fixing Day (as defined in "USD-ISDA-Swap Rate" below) is such day, and the Designated Maturity is five years; (vii) commencing on, or after, 20 May 2016 and ending prior to (or on but excluding) 20 May 2017, the USD 4 year CMS Rate, where the "**USD 4 year CMS Rate**" means, in respect of such day, a rate determined in accordance with the definition of "USD-ISDA-Swap Rate", where the Fixing Day (as defined in "USD-ISDA-Swap Rate" below) is such day, and the Designated Maturity is four years; (viii) commencing on, or after, 20 May 2017 and ending prior to (or on but excluding) 20 May 2018, the USD 3 year CMS Rate, where the "**USD 3 year CMS Rate**" means, in respect of such day, a rate determined in accordance with the definition of "USD-ISDA-Swap Rate", where the Fixing Day (as defined in "USD-ISDA-Swap Rate" below) is such day, and the Designated Maturity is three years; (ix) commencing on, or after, 20 May 2018 and ending prior to (or on but excluding) 20 May 2019, the USD 2 year CMS Rate, where the "**USD 2 year CMS Rate**" means, in respect of such day, a rate determined

in accordance with the definition of "USD-ISDA-Swap Rate", where the Fixing Day (as defined in "USD-ISDA-Swap Rate" below) is such day, and the Designated Maturity is two years; and

(x) commencing on, or after, 20 May 2019 and ending prior to (or on but excluding) the Maturity Date, the USD 1 year CMS Rate, where the "**USD 1 year CMS Rate**" means, in respect of such day, a rate determined in accordance with the definition of "USD-ISDA-Swap Rate", where the Fixing Day (as defined in "USD-ISDA-Swap Rate" below) is such day, and the Designated Maturity is one year.

"**Relevant Fraction**" means, in respect of each Interest Period, an amount in accordance with the following formula:

$$\frac{n}{N}$$

Where:

"**n**" means, with respect to an Interest Period, the number of calendar days in such Interest Period on which the Reference Rate (as defined above) is greater than or equal to 0.00 per cent. (0.00%) and equal to or less than 7.00 per cent. (7.00%) per annum; and

"**N**" means, with respect to an Interest Period, the total number of calendar days in such Interest Period.

"**Representative Amount**" means an amount that is representative for a single transaction in the New York City interbank market at the relevant time.

"**USD-ISDA-Swap Rate**" means, in respect of any day (the "**Fixing Day**"), the rate for USD swaps with a maturity of the Designated Maturity of the relevant number of years (as provided above), expressed as a percentage, which appears on the Reuters Screen ISDAFIX1 Page or any successor or replacement to such page, as determined by the Calculation Agent) (the "**Relevant Screen Page**") as of 11:00 a.m., New York City time (the "**Relevant Time**"), on such Fixing Day. If such rate does not appear on the Relevant Screen Page at or around the Relevant Time on such day, the USD-ISDA-Swap Rate for such Fixing Day shall be a percentage determined on the basis of the mid-market, semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York City time, on such Fixing Day, and, for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating USD interest rate swap transaction with a term equal to the applicable Designated Maturity commencing on the Fixing Day and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to USD-LIBOR-BBA (as

		defined in the ISDA 2006 Definitions) with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the Reference Banks to provide quotations of its rate. If at least three quotations are provided, the rate for such Fixing Day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest), provided that, if less than three quotations are provided, the value of the USD-ISDA-Swap Rate for such Fixing Day shall be such rate as is determined by the Calculation Agent in its sole and absolute discretion PROVIDED THAT notwithstanding anything else in this definition: (i) subject to paragraph (ii) below, for any Fixing Day which is not a Business Day, the USD-ISDA-Swap Rate shall be that determined in respect of the immediately preceding Business Day (for example, if a Fixing Day falls on a Saturday and such day is not a Business Day, and the immediately preceding Friday is a Business Day, then the USD-ISDA-Swap Rate applicable to such Fixing Day shall be that determined in respect of the immediately preceding Friday); and (ii) in respect of an Interest Period, the USD-ISDA-Swap Rate in respect of each Fixing Day from, and including, the fifth Business Day (such date being the **"Rate Cut-off Date"** for such Interest Period) prior to the last day of such Interest Period to, and including, the last Fixing Day of such Interest Period, shall be deemed to be the USD-ISDA-Swap Rate in respect of the Rate Cut-off Date.
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii) Screen Rate Determination (Condition 1(*a*)):	Not Applicable
	(ix) ISDA Determination (Condition 1(*a*)):	Not Applicable
	(x) Margin(s):	Not Applicable
	(xi) Minimum Rate of Interest:	Not Applicable
	(xii) Maximum Rate of Interest:	Not Applicable
	(xiii) Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
	(xiv) Fall back provisions,	Not Applicable

	rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable
PROVISIONS RELATING TO REDEMPTION		
22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	The Issuer has the right to call the Notes is whole but not in part, on each Specified Interest Payment Date from and including 20 August 2010 to but excluding the Maturity Date
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	U.S.$ 1,000,000 per Calculation Amount
	(iii) If redeemable in part:	Not Applicable
	Minimum Redemption Amount:	Not Applicable
	Maximum Redemption Amount:	Not Applicable
	(iv) Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	U.S.$ 1,000,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity**	Not Applicable

	Linked Redemption Notes) of each Note	
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes
GENERAL PROVISIONS APPLICABLE TO THE NOTES		
28	**Form of Notes**	Bearer Notes
		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York City
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system
DISTRIBUTION		
36	(i) If syndicated, names and addresses of Managers:	Not Applicable

	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer	Credit Suisse Securities (Europe) Limited One Cabot Square London,E14 4QJ United Kingdom Attention: MTN Trading Desk
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Taiwan. The Notes may not be sold issued or publicly offered in Taiwan and may only be made available to Taiwan investors on a private placement basis outside Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering of the sale of the Notes.
40	Subscription period:	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.786667, producing a sum of (for Notes not denominated in Euro):	EUR 23,600,010
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0509414420
(iii)	Common Code:	050941442
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Credit Suisse Securities (Europe) Limited One Cabot Square London,E14 4QJ United Kingdom Attention: MTN Trading Desk

6 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2185A
TRANCHE NO: 3

NZD 25,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 (the "Notes")

(to be consolidated and form a single series with the NZD 100,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 issued on 23 February 2010 and the NZD 50,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 issued on 1 April 2010) (the "Original Notes")

Issue Price: 100.90 per cent. plus 84 days' accrued interest from and including 23 February 2010 to but excluding 18 May 2010

TD Securities

The date of these Final Terms is 14 May 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May, 2009 and set forth in the Offering Circular dated 8 May, 2009 and the supplemental Offering Circulars dated 23 October, 2009 and 8 December, 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 6 May, 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2185A
	(ii)	Tranche Number:	3 To be consolidated and form a single series with the Original Notes on the Issue Date
3	Specified Currency or Currencies:		New Zealand Dollars ("**NZD**")
4	Aggregate nominal amount:		
	(i)	Series:	NZD 175,000,000
	(ii)	Tranche:	NZD 25,000,000
5	Issue Price:		100.90 per cent. of the Aggregate nominal amount plus 84 days' accrued interest from and including 23 February 2010 to but excluding 18 May 2010
6	(i)	Specified Denominations:	NZD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	NZD 1,000

A11728151

7	(i)	Issue Date:	18 May 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	23 February 2010
8	Maturity Date:		16 December 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.50 per cent. *per annum* payable annually in arrear
	(ii)	Interest Payment Date(s):	16 December in each year, commencing with a short first coupon payable on 16 December 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	NZD 55.00 per Calculation Amount
	(iv)	Broken Amount:	NZD 44.60 per Calculation Amount in respect of the period from, and including 23 February 2010 to but excluding, 16 December 2010
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA); unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NZD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (*e*) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	*As set out in the Conditions*
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Auckland, London and Wellington
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.400 per cent. selling commission 0.225 per cent. combined management and

		underwriting commission
37	If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	***New Zealand*** For the purpose of this issue of Notes only and not for any other Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may, (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.513514, producing a sum of (for Notes not denominated in Euro):	Euro 12,837,850

43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised 

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 18 May 2010 The Notes are to be consolidated and form a single series with the Original Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 25,125,188.36 (including 84 days' accrued interest)
(iii)	Estimated total expenses:	NZD 416,250 (comprising a combined management selling and underwriting commission of NZD 406,250 and Managers' expenses of NZD 10,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.217 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0488146464
(iii)	Common Code:	048814646
(iv)	German WKN-code:	A1ATPK
(v)	Valoren Code:	CH11025421
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

EXECUTION COPY

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2214A
TRANCHE NO: 1
EUR 330,000,000 Floating Rate Notes 2010 due May 2012

Issue Price: 100 per cent.

Morgan Stanley

The date of these Final Terms is 7 May 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2214A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 330,000,000
	(ii)	Tranche:	EUR 330,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	EUR 50,000 and integral multiples of EUR 1,000 in excess thereof up to and including EUR 99,000. No Notes in definitive form will be issued with a denomination above EUR 99,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	11 May 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to May 2012
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3-month Euribor + 0.15 per cent. Floating Rate (further particulars specified below)

11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	11 February, 11 May, 11 August and 11 November in each year commencing on 11 August 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention Specified below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
	–	Reference Rate:	3-month Euribor
	–	Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Period

	–	Relevant Screen Page:	Reuters EURIBOR01
	(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
	(x)	Margin(s):	+ 0.15 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360 adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
37	If non-syndicated, name and address of Dealer		Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 11 May 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,470

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN:	XS0507737285
(iii)	Common Code:	050773728
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable

(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

5 General — Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2163A
TRANCHE NO: 4

NOK 300,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 (the "Notes")

(to be consolidated and form a single series with the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 27 January 2010, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 5 March 2010 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 8 April 2010 (the "Existing Notes"))

Issue Price: 102.725 per cent. (plus 104 days' accrued interest from and including 27 January 2010 to but excluding 11 May 2010)

TD Securities

The date of these Final Terms is 7 May 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May, 2009 and set forth in the Offering Circular dated 8 May, 2009 and the supplemental Offering Circulars dated 23 October, 2009 and 8 December, 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 6 May, 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2163A
	(ii)	Tranche Number:	4
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate nominal amount:		
	(i)	Series:	NOK 1,300,000,000
	(ii)	Tranche:	NOK 300,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	(to be consolidated and form a single series with the Existing Notes on the Issue Date)
5	Issue Price:		102.725 per cent. of the aggregate nominal amount plus 104 days' accrued interest from and including 27 January 2010 to but excluding 11 May 2010
6	(i)	Specified Denominations:	NOK 10,000 and integral multiples thereof

	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	11 May 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 January 2010
8	Maturity Date:		27 January 2015
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		4.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 January in each year, commencing on 27 January 2011 up to and including the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	NOK 400 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual - ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is

		exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission

37	If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.122931, producing a sum of (for Notes not denominated in Euro):	Euro 36,879,300
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date The Notes are to be consolidated and form a single series with the Existing Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Nationalã a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 305,894,178.08
(iii)	Estimated total expenses:	NOK 5,700,000 (comprising a combined management selling and underwriting commission of NOK 5,625,000 and Managers' expenses of NOK 75,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.362 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0479655432
(iii)	Common Code:	047965543
(iv)	German WKN-code:	A1ASDE
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	Not Applicable

	and the relevant number(s):	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2143A
TRANCHE NO: 2
EUR 5,000,000 Index and Equity Linked Redemption Notes 2010 due 13 January 2017 linked to a Basket of Indices and Underlying Securities (Rabo Wereld Note januari 2017) (the"Notes")

(to be consolidated and form a single series with the EUR 27,500,000 Index and Equity Linked Redemption Notes 2010 due 13 January 2017 linked to a Basket of Indices and Underlying Securities (Rabo Wereld Note januari 2017) issued on 13 January 2010 (the "Original Notes")

Issue Price: Pricing by trading

Rabobank International

The date of these Final Terms is 9 April 2010

//

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development (the "Offering Circular"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

A Dutch language description of the principal terms of the Notes is contained in Annex I hereto and a Belgian tax paragraph is contained in Annex II hereto.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2143A
	(ii)	Tranche Number:	2 The Notes will be consolidated and form a single series with the Original Notes.
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		5,000,000
	(i)	Series:	EUR 32,500,000
	(ii)	Tranche:	EUR 5,000,000
5	Issue Price:		Pricing by trading
6	(i)	Specified Denominations:	EUR 100
	(ii)	Calculation Amount:	EUR 100

//

7	(i)	Issue Date:	13 April 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		13 January 2017, provided that if, the Scheduled Valuation Date is postponed in accordance with the Terms and Conditions, the Maturity Date shall be such date (being at least five (5) Exchange Business Days after the Index Valuation Date resulting from such postponement) as the Calculation Agent may determine
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Non-interest bearing
11	Redemption/Payment Basis:		Index and Equity Linked Redemption Further particulars specified below
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior and unsecured
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Applicable
	(i)	Formula for calculating the Final Redemption Amount:	See item 26
	(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	See item 26
	(iii)	Basket:	See item 26
	(iii)	Equity Valuation Date(s)/Averaging Date(s):	See item 26(iii), Index Valuation Date
	(iv)	Valuation Time:	See item 26
	(v)	Business Centre:	See item 26
	(vi)	Physical Settlement by delivery of the Underlying Securities Amount:	Not Applicable
	(vii)	Correction of Underlying Security Prices:	Correction of Underlying Security Prices does not apply and the Reference Price shall be calculated without regard to any subsequently published correction.
	(viii)	Provisions for determining Final Redemption Amount where calculation by reference to Underlying Security and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Applicable Potential Adjustment Event Merger Event Tender Offer Nationalisation De-Listing Insolvency
	(ix)	Additional Disruption Events:	Applicable Change in Law Hedging Disruption Increased Cost of Hedging
	(x)	Exchange Rate:	Not Applicable

(xi)	Such other additional terms or provisions as may be required:	Cusip Code of Underlying Securities: 464287234 in respect of the iShares MSCI Emerging Markets Index Fund; and 464286665 in respect of the iShares MSCI Pacific ex-Japan Index Fund

26 Final Redemption Amount (Index Linked Redemption Notes) of each Note — Applicable

(i) Formula for calculating the Final Redemption Amount:

Provided that the Notes have not been previously redeemed or purchased and cancelled in accordance with the Terms and Conditions of the Notes, the Issuer shall redeem each Note at an amount in EUR on the Maturity Date calculated in accordance with the following provisions:

$$SD*100\% + SD*MAX\left\{MIN(Gearing*\frac{Basket_{Final} - Basket_{Initial}}{Basket_{Initial}};70\%);0\right\}$$

For the purposes of these Final Terms:

"SD" means Specified Denomination;

"Max" followed by a series of amounts inside brackets, means whichever is the greater of the amounts separated by a semi-colon inside those brackets;

"Min" followed by a series of amounts inside brackets, means whichever is the lesser of the amounts separated by a semi-colon inside those brackets;

"Gearing" means 100 per cent.

"$Basket_{Final}$" means the Basket $Value_t$ on the Index Valuation Date.

"$Basket_{Initial}$" means the start value of the Basket on the Initial Fixing Date, being 100.

"Basket $Value_t$" means the value of the Basket calculated in accordance with the following formula:

$$\left(0.5*\frac{SPX_{(t)}}{SPX_{(0)}}+0.3*\frac{SX5E_{(t)}}{SX5E_{(0)}}+0.10*\frac{EEM_{(t)}}{EEM_{(0)}}+0.07*\frac{NKY_{(t)}}{NKY_{(0)}}+0.03*\frac{EPP_{(t)}}{EPP_{(0)}}\right)\times 100$$

Where:

"$SPX_{(0)}$" means the Reference Level of the S&P 500® Index on the Initial Fixing Date;

"$SPX_{(t)}$ " means the Reference Level of the S&P 500® Index on the Index Valuation Date;

"$SX5E_{(0)}$" means the Reference Level of the Dow Jones EURO STOXX 50® Index on the Initial Fixing Date;

"$SX5E_{(t)}$" means the Reference Level of the Dow Jones EURO STOXX 50® Index on the Index Valuation Date;

"$EEM_{(0)}$" means the Reference Level of the iShares MSCI Emerging Markets Index Fund on the Initial Fixing Date;

"$EEM_{(t)}$" means the Reference Level of the iShares MSCI Emerging Markets Index Fund on the Index Valuation Date;

"$NKY_{(0)}$" means the Reference Level of the Nikkei 225 Index on the Initial Fixing Date;

"$NKY_{(t)}$" means the Reference Level of the Nikkei 225 Index on the Index Valuation Date;

"$EPP_{(0)}$" means the Reference Level of the iShares MSCI Pacific ex-Japan Index Fund on the Initial Fixing Date;

"$EPP_{(t)}$" means the Reference Level of the iShares MSCI Emerging Markets Index Fund on the Index Valuation Date.

"Initial Fixing Date" means 8 January 2010.

For the avoidance of doubt, this means that the Noteholder will receive a minimum of EUR 100 and a maximum of EUR 170 per Calculation Amount on the Maturity Date.

(ii)	Calculation Agent responsible for calculating the Redemption Amount:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Croeselaan 18, 3521 CB Utrecht, The Netherlands

(iii) Basket: The basket composed of Underlying Securities of each Company and Indices of each Sponsor (the "Basket") in the weighting specified in the table below:

Index/Underlying Securities	**Sponsor/ Company**	**Business Centres**	**Exchange(s)**	**Related Exchange(s)**	**Weighting**
S&P 500® Index	Standard & Poor's, a division of the McGraw-Hill Companies, Inc.	New York	New York Stock Exchange	All Exchanges	50 per cent.
Dow Jones EURO STOXX 50® Index	STOXX Limited	Eurozone	In respect of each security comprising the Dow Jones EURO STOXX 50® Index, the exchange or quotation system on which such security is listed (for the avoidance of doubt, where such security has more than one listing, "Exchange" shall mean the exchange or quotation system used by the Dow Jones EURO STOXX 50® Sponsor when calculating the Dow Jones EURO STOXX 50® Index), any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities comprising the Dow Jones EURO STOXX 50® Index has temporarily relocated.	All Exchanges	30 per cent.
iShares MSCI Emerging Markets Index Fund	iShares, Inc.	New York	New York Stock Exchange	All Exchanges	10 per cent.
Nikkei 225 Index	Nikkei, Inc.	Tokyo	Tokyo Stock Exchange	All Exchanges	7 per cent.
iShares MSCI Pacific ex-Japan Index Fund	iShares, Inc.	Pacific ex-Japan	New York Stock Exchange	All Exchanges	3 per cent.

//

(iv)	Index Valuation Date(s)	9 January 2017
(v)	Valuation Time:	As per the Conditions
(vi)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	As per the Conditions
(vii)	Additional Disruption Events	Applicable Change in Law Hedging Disruption Increased Cost of Hedging
(viii)	Minimum Final Redemption:	EUR 100 per Calculation Amount
(ix)	Maximum Final Redemption:	EUR 170 per Calculation Amount
(x)	Correction of Index Levels:	Correction of Index Levels does not apply and the Reference Level shall be calculated without regard to any subsequently published correction.
(xi)	Such other additional terms or provisions as may be required:	Not Applicable

27 Early Redemption Amount

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index	Early Redemption Amount does not include an amount in respect of accrued interest: together with the Early Redemption Amount, accrued interest shall also be paid

	Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the Temporary Global Note, the Temporary ISIN and Temporary Common Code will be those set out in paragraphs 11(ii)(a) and 11(iii)(a) of Part B of these Final Terms. Upon exchange of the Temporary Global Note for the Permanent Global Note the Notes will be consolidated with and form a single series with the Original Notes and the ISIN and Common Code will be those set out in paragraphs 11(ii)(b) and 11(iii)(b) of Part B of these Final Terms.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

/ /

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Croeselaan 18, 3521 CB Utrecht, The Netherlands

		If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from Bloomberg and/or other publicly available information. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg and/or other publicly

available information, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:

Duly authorised 

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Original Notes which are listed and admitted to trading on Euronext Amsterdam.
(iii)	Estimate of total expenses related to admission to trading:	None

2 Ratings

Rating: Not Applicable

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Finanzmarktaufsicht (FMA) in Austria, the Commission bancaire, financière et des assurances (CBFA) in Belgium, Finanstilsynet in Denmark, Finanssivalvonta (Fiva), in Finland, Autorité des marchés financiers (AMF) in France, Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, Epitroph Kefalaiagoras in Greece, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, Kredittilsynet in Norway, Comissão do Mercado de Valores Mobiliàrios (CMVM) in Portugal, Comisia Naţionalã a Valorilor Mobiliare (CNVM) in Romania, Comisión Nacional del Mercado de Valores (CNMV) in Spain, Finansinspektionen in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	As per the Offering Circular
(ii)	Estimated net proceeds	EUR 5,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Information on the Indices in the Basket and past and future performance and volatility of the Indices in the Basket can be obtained from the following websites:

www.stoxx.com
www.standardandpoors.com
www.nni.nikkei.co.jp

The Issuer does not intend to provide post-issuance information.

Disclaimers

1. Dow Jones Euro STOXX 50® Index

STOXX and Dow Jones have no relationship to the Issuer, other than the licensing of the Dow Jones Euro STOXX 50® and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:
- The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;
- The accuracy or completeness of the Dow Jones EURO STOXX 50 Index and its data;
- The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50 Index and its data;
- STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50 Index or its data;
- Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the Issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

2. S&P 500® Index

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500®", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Rabobank International (the "Licensee"). The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance.

S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the Notes. S&P has no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

3. Nikkei 225 Index

The Nikkei 225 Index ("Index") is an intellectual property of Nikkei, Inc. (the "Index Sponsor"). "Nikkei", "Nikkei Stock Average", and "Nikkei 225" are the service marks of the Index Sponsor. The Index Sponsor reserves all the right, including copyright, to the Index.

The Notes are not in any way sponsored, endorsed or promoted by the Index Sponsor. The Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Index or the figure at which the Index stands at any particular day or otherwise. The Index is compiled and calculated solely by the Index Sponsor. However, the Index Sponsor shall not be liable to any person for any error in the Index and the Index Sponsor shall not be under any obligation to advise any person, including a purchaser or vendor of the Notes, of any error therein.

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Information on the Indices in the Basket and past and future performance and volatility of the Indices in the Basket can be obtained from the following websites:

www.ishares.com

The Issuer does not intend to provide post-issuance information.

Disclaimers

iShares MSCI Emerging Markets Index Fund and iShares MSCI Pacific ex-Japan Fund

iShares is a registered mark of Barclays Global Investors, N.A. (BGI). BGI has licensed certain trademarks and trade names of BGI to Rabobank. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

iShares funds are not sponsored, endorsed, or promoted by MSCI and MSCI bears no liability with respect to any such funds or any index on which such funds are based. The Prospectus contains a more detailed description of the limited relationship MSCI has with Barclays Global Investors and any related funds.

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	(a) Temporary ISIN Code:	XS0502285843
	(b) ISIN Code:	XS0465513389
(iii)	(a) Temporary Common Code:	050228584
	(b) Common Code:	046551338
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Croeselaan 18, 3521 CB Utrecht, The Netherlands

12 General Not Applicable

Annex I

BELGIAN TAX PARAGRAPH

The following summary describes the principal Belgian tax considerations with respect to the holding of the Notes obtained by an investor following this offer in Belgium.

This information is of a general nature and does not purport to be a comprehensive description of all Belgian tax considerations that may be relevant to a decision to acquire, to hold and to dispose of the Notes. In some cases, different rules can be applicable. Furthermore, the tax rules can be amended in the future, possibly implemented with retroactive effect, and the interpretation of the tax rules may change.

This summary is based on the Belgian tax legislation, rules, and administrative interpretations and similar documentation, in force as of the date of the publication of this offer in Belgium, without prejudice to any amendments introduced at a later date, even if implemented with retroactive effect.

This summary does not describe the tax consequences for a holder of Notes that are redeemable in exchange for, or convertible into shares, of the exercise, settlement or redemption of such Notes and/or any tax consequences after the moment of exercise, settlement or redemption.

Each prospective holder of Notes should consult a professional adviser with respect to the tax consequences of an investment in the Notes, taking into account the influence of each regional, local or national law.

Income taxes

Individual private investors

Natural persons who are noteholders and who are Belgian residents for tax purposes, i.e. who are subject to Belgian personal income tax (*Personenbelasting/Impôt des personnes physiques*), are in Belgium subject to the following tax treatment with respect to the Notes. Other rules can however be applicable in special situations, in particular when natural persons resident in Belgium acquire the Notes for professional purposes or when their transactions with respect to the Notes fall outside the scope of the normal management of their own private estate.

Any amount paid by the Issuer in excess of the issuance price of the Notes at the maturity date or at early redemption, is taxable as interest.

Payments of interest on the Notes made through a paying agent in Belgium will in principle be subject to a 15 per cent. withholding tax in Belgium (calculated on the interest received after deduction of any non-Belgian withholding taxes). The Belgian withholding tax constitutes the final income tax for natural persons. This means that they do not have to declare the interest obtained on the Notes in their personal income tax return, provided withholding tax was levied on these interest payments.

However, if the interest is paid outside Belgium without the intervention of a Belgian paying agent, the interest received (after deduction of any non-Belgian withholding tax) must be declared in the personal income tax return and will be taxed at a flat rate of 15 per cent. (plus communal surcharges).

If the Notes qualify as fixed income securities in the meaning of article 2, §4 Belgian Income Tax Code, the interest income of the notes is taxable in the hands of each of the successive noteholders based upon the duration that they have been holding the notes. This implies that the noteholders can not avoid taxation by selling the note before maturity or before redemption by the issuer. According to the tax administration, the taxable event arises at the moment of sale if the noteholder transfers the note to someone other than the issuer. However, the viewpoint of the tax

administration is criticised by the majority of the commentators and it has already been overruled in a decision of the Court of Antwerp (decision of 12 March 2002). According to the majority of the authors and the Court of Antwerp, the taxable event can only occur when the note is reimbursed to the final noteholder by the issuer. This also goes for the other noteholders.

An income equal to the pro rata of accrued interest corresponding to the detention period must be declared. Income tax at a flat rate of 15 per cent. to be increased with communal surcharges will be due if no Belgian withholding tax has been levied on the pro rata of accrued interest corresponding to the detention period.

Please be aware that where the noteholder does not have any guarantee that the principal will be recovered and is not entitled to a guaranteed return either (this may be the case with equity linked notes, index linked notes etc.), it is questionable that such notes qualify as fixed income securities.

Capital gains realised on the sale of the Notes, except for the pro rata of accrued interest in the case of fixed income securities, are in principle tax exempt, unless the capital gains are realised outside the scope of the management of one's private estate or unless the Notes are repurchased (whether or not on the maturity date) by the Issuer. In the latter case, the capital gain is taxable as interest.

Tax treatment of Belgian corporations

Corporate noteholders who are subject to Belgian Corporate Income Tax (*Vennootschapsbelasting/Impôt des sociétés*) are subject to the following tax treatment with respect to the Notes.

Interest derived by Belgian corporate investors on the Notes and capital gains realised on the Notes will be subject to Belgian corporate income tax of 33.99 per cent.. Realised capital losses are in principle deductible. Moreover, the tax deductibility of unrealised capital losses can be argued provided that the noteholder (i) does not have any guarantee that the principal will be recovered and (ii) does not have any guaranteed return either (this situation may occur with equity linked notes, index linked notes etc.).

Interest payments to a Belgian corporation made through a paying agent in Belgium may qualify for exemption from withholding tax if a certificate is delivered (articles 108 and 117, § 12 Royal Decree implementing the Belgian Income Tax Code. However, no exemption from Belgian withholding tax applies to zero coupon notes (article 266, par. 2 Belgian Income Tax Code. When Belgian withholding tax was levied, such withholding tax is creditable against the corporate income tax due provided the legal requirements for creditability are met.

Other legal entities

Legal entities noteholders who are Belgian residents for tax purposes and who are subject to Belgian tax on legal entities (*Rechtspersonenbelasting/impôt des personnes morales*) are subject to the following tax treatment with respect to the Notes.

Any amount paid by the Issuer in excess of the issuance price of the Notes at the maturity day or subsequent to early redemption is taxable as interest.

Payments of interest on the Notes made through a paying agent in Belgium will in principle be subject to a 15 per cent. withholding tax in Belgium and no further tax on legal entities will be due on the interest.

However, if the interest is paid outside Belgium without the intervention of a Belgian paying agent and without the deduction of Belgian withholding tax, the legal entity itself is responsible for the payment of 15 per cent. withholding tax.

If the Notes qualify as fixed income securities in the meaning of article 2, §4 Belgian Income Tax Code in case of a realisation of the Notes between two interest payment dates or before maturity /

reimbursement by the Issuer, Belgian legal entities are taxable on the pro rata of accrued interest corresponding to the detention period.

Capital gains realised on the sale of the Notes are in principle tax exempt, unless the Notes are repurchased by the Issuer (in which case the capital gain is taxable as interest) and except for the pro rata of accrued interest in the case of fixed income securities.

Special tax regime

Under Belgian tax law, a number of entities such as qualifying pension funds and Undertakings for Collective Investments in Transferable Securities (UCITS) enjoy a special tax regime, whereby interest income is not taken into account for determining the taxable basis.

Non-resident investors

The interest income on the Notes paid through a (financial) intermediary established in Belgium will, in principle, be subject to a 15 per cent. withholding tax subject to such relief as may be available under applicable domestic and tax treaty provisions.

An exemption is available under Belgian domestic provisions in case of payment of interest on the Notes through a (financial) intermediary established in Belgium, provided that such (financial) intermediary qualifies as a recognised credit institution, stock exchange company or clearing or settlement institution and pays the interest to certain qualifying credit institutions, financial intermediaries, clearing and settlement institutions or portfolio management companies established outside of Belgium, referred to in Article 261, para. 4 Belgian Income Tax Code.

A second exemption available under Belgian domestic provisions is in case of payment of interest on the Notes through a (financial) intermediary established in Belgium, provided that such (financial) intermediary qualifies as a recognised credit institution, exchange company or clearing or settlement institution and pays the interest to non-qualifying intermediaries, on the condition that such non-qualifying intermediary certifies that the beneficial owners (i) are non-residents for Belgian income tax purposes, (ii) have not held the Notes as part of a taxable business activity in Belgium, and (iii) are the legal owners, or hold the usufruct of the Notes (art 264bis Belgian Income Tax Code).

A third exemption available under Belgian domestic provisions is in case of payment of interest on the Notes through a (financial) intermediary established in Belgium, provided that such (financial) intermediary qualifies as a recognised credit institution, exchange company or clearing or settlement institution and pays the interest to non-resident beneficial owners directly, on the condition that such non-resident beneficial owner certifies that he or she (i) is a non-resident for Belgian income tax purposes, (ii) has not held the Notes as part of a taxable business activity in Belgium, and (iii) is the legal owner, or holds the usufructus of the Notes (art 230, 2°, b) Belgian Income Tax Code).

The non-resident companies or professionals who use the debt instruments to exercise a professional activity in Belgium through a permanent establishment are subject to the same tax rules as the Belgian resident companies or Belgian professionals. Non-resident Noteholders who do not allocate the Notes to a professional activity in Belgium are not subject to Belgian income tax, save, as the case may be, in the form of withholding tax.

Tax on stock exchange transactions

The sale and purchase of Notes executed in Belgium through a professional intermediary are subject to 0.07 per cent tax on stock exchange transactions in Belgium. This tax applies to both the acquisition and the sale of the Notes. The rate is computed on the sale or purchasing price (broker's commission is not taken into account nor deducted). The tax is nevertheless capped at €500 per transaction and per party.

However, with respect to notes whereby the Noteholder does not have any guarantee that the principal will the recovered (this may be the case with equity linked notes, index linked notes etc.), it is questionable that such notes can be regarded as "bonds" for the application of Belgian tax law. For such instruments, one should consider that the applicable rate is 0.17 per cent.

The acquisition of Notes pursuant to their issuance is not subject to the tax.

Transactions carried out by a number of investors for their own account are exempt:

- intermediaries as mentioned in article 2, 9° and 10° of the Law of 2 August,2002 on the supervision of the financial sector and financial services;
- insurance companies as mentioned in article 2, §1 of the Law of 9 July 1975 on the supervision of insurance companies;
- pension funds (*instellingen voor bedrijfspensioenvoorziening / institutions de retraite professionnelle*) as mentioned in article 2, 1° of the Act of 27 October 2006 on the supervision of pension funds;
- UCITS (Undertakings for Collective Investments in Transferable Securities) and
- non-residents (subject to an affidavit of non-residency).

Tax on the physical delivery of bearer securities

Physical delivery of bearer securities in Belgium (other than such delivery as a consequence of the subscription to a new issue of such securities) is subject to a tax of 0.6 per cent. to be paid by the holder. The tax is computed on the sale price if the delivery follows a sale or other transaction for consideration. Exemptions apply among others in respect of deliveries made to certain institutional investors.

It is however not expected that this tax will apply in practice, since Belgian legislation provides a ban on the physical delivery of bearer securities since January 1st 2008 (article 4 of the Act of 14 December 2005).

Gift tax and inheritance taxes

Belgian tax legislation provides both gift tax and inheritance tax.

The rates vary depending on the Region in which the donator or the deceased has/had his residence (Region meaning either the Brussels Region, Flemish Region or Walloon Region).

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